April 23, 2018

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                             nLIGHT, Inc.

Registration Statement on Form S-1 (Registration File No. 333-224055)

Dear Sir/Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we, the representatives of the several underwriters for the proposed public offering of shares of common stock, par value $0.0001 per share, of nLIGHT, Inc. pursuant to the above-named Registration Statement, hereby join in the request of nLIGHT, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Eastern Time, on April 25, 2018, or as soon as possible thereafter.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 3,170 copies of the preliminary prospectus dated April 16, 2018, through the date hereof, to prospective institutional and retail investors. No copies of the preliminary prospectus were distributed to prospective underwriters or dealers.

We, the undersigned, as representatives of the several underwriters for the proposed public offering, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed public offering.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED
RAYMOND JAMES & ASSOCIATES, INC.

By:	Stifel, Nicolaus & Company, Incorporated

By:	/s/ Keith Lister
Name:	Keith Lister
Title:	Managing Director

By:	Raymond James & Associates, Inc.

By:	/s/ Justin Roman
Name:	Justin Roman
Title:	Senior Vice President